Exhibit 11
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
		(In thousands, except per share data)
BASIC

Net income (loss) available to common	$(4,881)	$(2,472)	$(12,489)	$(4,974)
Shareholder / Weighted Average Shares	3,740	3,737	3,739	3,736

Basic Earnings (loss) per Share	$(1.31)	$(0.66)	$(3.34)	$(1.33)

DILUTED

Net income (loss) available to common	$(4,881)	$(2,472)	$(12,489)	$(4,974)
Shareholder / Weighted Average Shares	3,740	3,736	3,739	3,736

Diluted Earnings (loss) per Share	$(1.31)	$(0.66)	$(3.34)	$(1.33)